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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 50392

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Euro American Capital Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3030 LBJ Frwy, Suite #1310
(No. and Street)

Dallas	Texas	75234
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

4421 Wanda Lane	Flower Mound	Texas	75022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Dick O'Donnell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Euro American Capital Corporation**, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title



JERAH D. HUTCHINS
Notary Public
STATE OF TEXAS

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- □ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- □ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- □ (m) A copy of the SIPC Supplemental Report. *
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* - The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

EURO AMERICAN CAPITAL CORPORATION

FINANCIAL REPORT

DECEMBER 31, 2009

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Euro American Capital Corporation

We have audited the accompanying statement of financial condition of Euro American Capital Corporation as of December 31, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Euro American Capital Corporation as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
February 22, 2010

4421 Wanda Ln. Flower Mound, TX 75022-5446 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

EURO AMERICAN CAPITAL CORPORATION
Statement of Financial Condition
December 31, 2009

ASSETS	
Cash	$ 23,740
Concessions receivable	51,000
Advances to sales representatives	49,950
Deposits	445
TOTAL ASSETS	$ 125,135
LIABILITIES AND STOCKHOLDER'S DEFICIT	
Liabilities	
Accounts payable	$ 646
Commissions payable	38,250
Concessions on private placements payable to related party	72,150
Payable to Parent	140,325
Deferred revenue	12,750
Total liabilities	264,121
Stockholder's Deficit	
Common stock, 1,000,000 shares authorized, no par value, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	583,803
Accumulated deficit	(723,789)
TOTAL STOCKHOLDER'S DEFICIT	(138,986)
TOTAL LIABILITIES AND STOCKHOLDER'S DEFICIT	$ 125,135

See notes to financial statements.

EURO AMERICAN CAPITAL CORPORATION
Statement of Income
Year Ended December 31, 2009

Revenue	
Concessions on private placements	$ 193,860
Expenses	
Compensation and related costs	272,605
Regulatory fees	20,526
Professional fees	19,765
Other expenses	165,939
TOTAL EXPENSES	478,835
NET LOSS	$ (284,975)

See notes to financial statements.

EURO AMERICAN CAPITAL CORPORATION
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2009

	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at December 31, 2008	1,000	$ 1,000	$ 458,510	$ (438,814)	$ 20,696
Additional capital contributed	-	-	125,293	-	125,293
Net loss	-	-	-	(284,975)	(284,975)
Balances at December 31, 2009	1,000	$ 1,000	$ 583,803	$ (723,789)	$ (138,986)

See notes to financial statements.

EURO AMERICAN CAPITAL CORPORATION
Statement of Cash Flows
Year Ended December 31, 2009

Cash flows from operating activities:	
Net loss	$ (284,975)
Adjustments to reconcile net loss to net cash used in operating activities:	
Change in assets and liabilities	
Increase in concessions receivable	(51,000)
Increase in advances to sales representatives	(49,950)
Decrease in accounts payable	(337)
Increase in commissions payable	38,250
Increase in concessions on private placements payable to related party	72,150
Increase in payable to Parent	140,325
Increase in deferred revenue	12,750
Net cash used in operating activities	(122,787)
Cash flows from financing activities:	
Additional capital contributed	125,293
Net increase in cash	2,506
Cash at beginning of year	21,234
CASH AT END OF YEAR	$ 23,740

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Euro American Capital Corporation (Company) was incorporated in July 1997 as a Texas corporation. The Company is a wholly-owned subsidiary of American Eagle Services, Inc. (Parent), a Texas corporation. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company's securities business consists of the sale of interests in oil and gas related private placement offerings of related parties only on a best effort subscription basis. The Company's customers are high net worth individuals located throughout the United States.

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but will limit its business to the selling of direct participation programs. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts reflected in the accompanying statement of financial condition for cash and accounts payable approximate the respective fair values due to the short maturities of those instruments.

Concessions on Private Placements

The Company recognizes concessions on private placements on the sale of interests in private placement offerings when customer subscriptions to such offerings are accepted and funded, and upon the determination the minimum subscription requirements of such offerings are or will be achieved

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Income Taxes

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of December 31, 2009, open Federal tax years include the tax years ended December 31, 2002 through December 31, 2008.

Note 2 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had a net capital deficit of $202,131 and net capital requirements of $17,608, resulting in a net capital deficiency of $219,739. The Company's net capital ratio was not applicable.

On January 12 and 21, 2010, the Company received cash capital contributions from the Parent of $7,000 and $110,000, respectively, and on January 21, 2010 the Parent forgave $140,325 of receivables from the Company, which corrected the net capital deficiency.

Note 3 - Income Taxes

The Company is not included in the federal income tax return of the Parent and files its income tax return on the cash basis method of accounting and under this method had a tax loss for the year ended December 31, 2009; therefore, there is no current provision for income taxes. The Company has a net operating loss carry forward of approximately $500,000 which expires beginning in 2026. The net operating loss carry forward creates a deferred tax asset of approximately $170,000; however, the entire amount has been offset by valuation allowance, therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition.

EURO AMERICAN CAPITAL CORPORATION
Notes to Financial Statements

Note 4 - Related Party Transactions/Concentration of Revenue/ Economic Dependency

The Company is economically dependent on its Parent and is under the control of its Parent. The dependency and existence of control create operating results and financial position significantly different than if the Companies were autonomous.

The Company earned substantially all of its revenue from the sale of interests in private placement offerings of related parties.

The Parent and the Company entered into a management services and consulting agreement (Agreement) effective March 1, 2005. The Agreement requires the Parent to provide management services, personal property and office space for the Company and to and incur general expenses for benefit of the Company for a term of five years expiring February 28, 2010. For 2009, amounts invoiced totaled $104,619, $10,706 and $50,000 for rent, telephone and management fees, respectively, of which $140,325 was payable to the Parent at December 31, 2009, and subsequently forgiven by the Parent on January 21, 2010 (see Note 6) and contributed as additional paid-in capital on that date. The Agreement was not consummated on terms equivalent to arms length transactions.

The Company has concessions on private placements payable to a related party totaling $72,150, due to the related party advancing private placement concessions to the Company prior to the minimum subscription requirements of an offering being achieved.

Note 5 - Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period, depending partly on the results for that period, and a substantial judgment or regulatory ruling could have a material adverse impact on the Company's financial condition, results of operations, and cash flows.

Note 6 - Subsequent Events

In order to correct its net capital deficiency at December 31, 2009, the Company received cash capital contributions from the Parent of $7,000 and $110,000 on January 12 and 21, 2010, respectively, and on January 21, 2010 the Parent forgave the $140,325 receivable from the Company.

The Company has evaluated subsequent events through February 22, 2010, the date which the financial statements were available to be issued.

Schedule I

EURO AMERICAN CAPITAL CORPORATION
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2009

Total stockholder's equity qualified for net capital	$ (138,986)
Non-allowable assets:	
Concessions receivable	51,000
Less: related commissions payable	(38,250)
Advances to sales representatives	49,950
Deposits	445
Total non-allowable assets	63,145
Net Capital	$ (202,131)
Aggregate indebtedness	
Accounts payable	$ 646
Commissions payable	38,250
Concessions on private placements payable to related party	72,150
Payable to Parent	140,325
Deferred revenue	12,750
Total aggregate indebtedness	264,121
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 17,608
Net capital deficiency	$ (219,739)
Ratio of aggregate indebtedness to net capital	N/A

Schedule II

EURO AMERICAN CAPITAL CORPORATION
Reconciliation of the Computation of Net Capital
with that of the Registrant as
Filed in Part IIA of Form X-17a-5
As of December 31, 2009

Net capital as reported by Registrant in Part IIA of Form X-17a-5 as of December 31, 2009 (unaudited)	$ 23,094
Adjustments made by Registrant prior to filing Amended Form X-17a-5:	
Increase in concessions receivable	51,000
Increase in advances to sales representatives	49,950
Increase in commissions payable	(38,250)
Increase in concessions on private placements payable to related party	(72,150)
Increase in payable to Parent	(140,325)
Increase in deferred revenue	(12,750)
Increase in non-allowable assets	(62,700)
Net capital as computed on Schedule I	$ (202,131)

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

Board of Directors
Euro American Capital Corporation

In planning and performing our audit of the financial statements of Euro American Capital Corporation (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4421 Wanda Ln. Flower Mound, TX 75022-5446 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
February 22, 2010